Exhibit 2.6
AGREEMENT AND PLAN OF MERGER
               This plan of merger the (“Plan of Merger”) sets forth the terms and conditions for the merger (the “Merger”) of Interface Data Systems, Inc., an Arizona corporation (the “Merging Corporation”) and a wholly-owned subsidiary of White Electronic Designs Corporation with and into White Electronic Designs Corporation, an Indiana corporation (the “Surviving Corporation” and, together with the Merging Corporation, the “Constituent Corporations”).
               1. The Merger; Effects of the Merger. On the Effective Date (as defined below), the Merging Corporation will be merged with and into the Surviving Corporation in accordance with, and with the effect provided in, Section 23-1-40 et. seq. of the Indiana Code and Sections 10-1101 through 1106 of the Arizona Revised Statutes; the separate existence of the Merging Corporation will cease; the Surviving Corporation will continue in existence as an Indiana corporation and will succeed to all of the rights, privileges, immunities, and properties of the Merging Corporation; and the Surviving Corporation will be responsible and liable for all of the debts, liabilities, and obligations of the Merging Corporation. Without limiting the foregoing, on and after the Effective Date, the Surviving Corporation shall possess all the rights, privileges and powers of a public as well as of a private nature, and be subject to all the restrictions, disabilities, and duties of each of the Constituent Corporations; and all property, real, personal, and mixed, and all and every other interest belonging to each of the Constituent Corporations shall be vested in the Surviving Corporation and shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested, by deed or otherwise, in either of the Constituent Corporations shall not revert or be in any way impaired, but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired; and all debts, liabilities, and duties of the Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts and liabilities had been incurred by it. Any action or proceeding, whether civil, criminal, or administrative, pending by or against either Constituent Corporation may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted as a party in such action or proceeding in place of any Constituent Corporation.
               2. Effective Date of the Merger. The Merger shall be effective on September 30, 2006 (the “Effective Date”).
               3. Articles of Incorporation. No changes will be made in the Articles of Incorporation of the Surviving Corporation in connection with the Merger and the Articles of Incorporation of the Surviving Corporation, as heretofore amended, will continue to be its Articles of Incorporation on and after the Effective Date of the Merger until further amended according to law.
               4. Bylaws. The Bylaws of the Surviving Corporation, as in effect immediately prior to the Effective Date, shall be the Bylaws of the Surviving Corporation until thereafter amended according to law.
               5. Directors and Officers of the Surviving Corporation. The directors of the Surviving Corporation holding office immediately prior to the Effective Date shall be the directors of the Surviving Corporation immediately after the Effective Date until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Surviving Corporation holding office immediately prior to the Effective Date shall be the officers of the Surviving Corporation immediately after the Effective Date until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
               6. Conversion of Stock of Merging Corporation. At the Effective Date, by virtue of the Merger, each share of common stock of Merging Corporation issued and outstanding immediately prior to the Effective Date, by virtue of the Merger and without any other action taken by Merging Corporation or Surviving Corporation, shall be cancelled and cease to exist.
               7. Miscellaneous. The Surviving Corporation is the parent of the Merging Corporation, owning one hundred percent (100%) of the outstanding shares of the Merging Corporation and therefore waives the requirements for the mailing of a copy or summary of the plan of merger to each shareholder of the Merging Corporation.
               8. Further Assurances. If at any time after the Effective Date, the Surviving Corporation deems it necessary or advisable that any further assignments or assurances in law are required to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation, title to, and possession of, any property or right of the Merging Corporation acquired or to be acquired as a result of the Merger, the Merging Corporation and its proper officers and directors immediately prior to effectuation of the Merger shall execute and deliver any deed, assignment, or other document and take any such other action as may be requested by the Surviving Corporation and such proper officers and directors are fully authorized in the name and on behalf of the Merging Corporation or otherwise to take any and all such action.
               9. Termination. This Plan of Merger may be terminated and the Merger may be abandoned by mutual consent of the respective Boards of Directors of the Constituent Corporations at any time prior to the Effective Date.
               10. Amendment. This Plan of Merger may be amended by the parties hereto by action taken or authorized by their respective Boards of Directors at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Constituent Corporations, but after any such approval, no amendment shall be made that changes in a manner adverse to such shareholders the consideration to be provided to such shareholders pursuant hereto. This Plan of Merger may not be amended except by an instrument in writing signed on behalf of all of the parties hereto.
               11. Headings. The headings in this Plan of Merger are inserted for convenience only and shall not constitute a part hereof.
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               IN WITNESS WHEREOF, this Plan of Merger is hereby executed as of September 26, 2006 on behalf of the Merging Corporation and the Surviving Corporation.

INTERFACE DATA SYSTEMS, INC., an
Arizona corporation

By:	/s/ Hamid R. Shokrgozar

Name:	Hamid R. Shokrgozar

Its:	President and Chief Executive Officer

WHITE ELECTRONIC DESIGNS CORPORATION, an
Indiana corporation qualified to do business in Arizona

By:	/s/ Hamid R. Shokrgozar

Name:	Hamid R. Shokrgozar

Its:	President and Chief Executive Officer